Exhibit 99.1

GENFIT Informs its Shareholders of Certain Procedures for the Extraordinary General Meeting of January 13, 2021

Lille, France; Cambridge, MA; January 8, 2021 - GENFIT (Nasdaq and Euronext: GNFT), a late- stage biopharmaceutical company dedicated to improving the lives of patients with metabolic and liver diseases (the “Company”), today informs its shareholders of certain changes in certain of the participation and organization procedures for the extraordinary general meeting of January 13, 2021 (the “Extraordinary General Meeting”), following the publication of decree n° 2020-1614 of December 18, 2020 extending and modifying decree n° 2020-418 of April 10, 2020 specifying the procedures for holding meetings behind closed doors (the “Decree”). Consequently, the procedures for participation in the Extraordinary General Meeting indicated in this press release (proxy representation, written questions, composition of the Committee and broadcast details) supplement those set out in the notice (avis) published in the Bulletins des Annonces Légales Obligatoires, no. 146 dated December 7, 2020.

Due to the ongoing COVID-19 pandemic and in accordance with emergency measures imposed by the French government, the Board of Directors of the Company has decided that the Extraordinary General Meeting will be conducted behind closed doors at the Company’s headquarters located at Parc Eurasanté, 885 Avenue Eugène Avinée, Loos (59120), France, without the physical presence of shareholders and others who are usually entitled to attend.

Terms of proxy representation at the Extraordinary General Meeting

In accordance with the Decree, a shareholder who has chosen to be represented by a proxy of its choice must notify its appointment to BNP Paribas Securities Services, and may also revoke it until the fourth day preceding the Extraordinary General Meeting, i.e. no later than Saturday, January 9, 2021, at midnight, Paris time. The proxy holder must send its voting instructions for the exercise of its proxy in scanned copy of the voting form, to BNP Paribas Securities Services, by e-mail to the following address: paris.bp2s.france.cts.mandats@bnpparibas.com.

The form must include the first and last name and address of the representative, the words “As a representative”, and must be dated and signed. The voting instructions are indicated in the “I vote by post” section of the voting card for the Extraordinary General Meeting. The proxy holder must attach a copy of his proof of identity and, where applicable, a power of attorney of the legal person he represents. In accordance with the Decree and in order to be taken into account, the electronic message must be received by BNP Securities Services no later than the fourth day preceding the date of the Extraordinary General Meeting, i.e. Saturday, January 9, 2021, at midnight, Paris time.

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	1

In accordance with the provisions of the Decree, each shareholder or each holder who has already voted by post, given proxy to the chairman of the meeting, or given proxy to a third party may choose another means of participation in the Extraordinary General Meeting provided that the new instruction issued by this shareholder reaches the Company (i) according to the terms and deadlines specified in this press release regarding the proxies given to third parties, and (ii) according to the legal terms and deadlines as specified in the notice of the Extraordinary General Meeting available on the Company's website for votes by post or proxies to the chairman for the Extraordinary General Meeting. Their initial instructions will then be revoked.

Written questions at the Extraordinary General Meeting

The shareholders are invited to send their written questions to the Company at the latest until the end of the second business day preceding the date of the Extraordinary General Meeting, i.e. January 11, 2021. The answers to these questions will be published on the Company’s website as soon as possible at the end of the Extraordinary General Meeting, and at the latest before the end of the fifth business day from the date of the Extraordinary General Meeting.

Composition of the committee of the Extraordinary General Meeting

The Extraordinary General Meeting will be chaired by Mr. Jean-François Mouney, Chairman of the Board of Directors.

Given the current pandemic and in accordance with the provisions of the Decree, the Company informs that it has appointed as observers (scrutateurs) of the Extraordinary General Meeting: Biotech Avenir and University of Lille, which have each accepted this appointment.

Extraordinary General Meeting broadcast details

A live audio broadcast of the Extraordinary General Meeting will be available on the Company’s website (https://ir.genfit.com) and a replay will be available at the Investors section of our website (https://ir.genfit.com) under the “Events” section and on the “Shareholders Meeting” page under “Financials”, as soon as possible at the end of the Extraordinary General Meeting and at the latest before the end of the fifth business day after the Extraordinary General Meeting.

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company dedicated to improving the lives of patients with cholestatic and metabolic chronic liver diseases. GENFIT is a pioneer in the field of nuclear receptor-based drug discovery, with a rich history and strong scientific heritage spanning more than two decades. GENFIT is currently enrolling in ELATIVE™, a Phase 3 clinical trial evaluating elafibranor in patients with Primary Biliary Cholangitis (PBC). As part of GENFIT’s comprehensive

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	2

approach to clinical management of patients with liver disease, the Company is also developing NIS4™, a new, non-invasive blood-based diagnostic technology which could enable easier identification of patients with at-risk NASH. NIS4™ technology has been licensed to LabCorp in the

U.S. and Canada for the development and commercialization of a blood-based molecular diagnostic test powered by NIS4™ technology. GENFIT has facilities in Lille and Paris, France, and Cambridge, MA, USA. GENFIT is a publicly traded company listed on the Nasdaq Global Select Market and on compartment B of Euronext’s regulated market in Paris (Nasdaq and Euronext: GNFT). www.genfit.com

FORWARD LOOKING STATEMENTS

This press release is not an advertisement and does not constitute a prospectus for the purpose of the Prospectus Regulation.

This press release contains certain forward-looking statements with respect to GENFIT, including those within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to GENFIT, including statements regarding our capacity to renegotiate the terms of our OCEANEs convertible bonds and that the final terms of this proposal will be approved by the shareholders’ general meeting and general meeting of OCEANEs holders.

The use of certain words, including “consider”, “contemplate”, “think”, “aim”, “expect”, “understand”, “should”, “aspire”, “estimate”, “believe”, “wish”, “may”, “could”, “allow”, “seek”, “encourage” or “have confidence” or (as the case may be) the negative forms of such terms or any other variant of such terms or other terms similar to them in meaning is intended to identify forward-looking statements. Although the Company believes its projections are based on reasonable expectations and assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including in relation to safety, biomarkers, progression of, and results from, its ongoing and planned clinical trials, review and approvals by regulatory authorities of its drug and diagnostic candidates, exchange rate fluctuations and the Company’s continued ability to raise capital to fund its development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the AMF, including those listed in Chapter 2 “Main Risks and Uncertainties” of the Company’s 2019 Universal Registration Document filed with the AMF on 27 May 2020 under n° D.20-0503 and in Section 2 “Risk Factors” of the Company’s Amendment to the Universal Registration Document filed with the AMF on 22 December 2020 under n° D.20-0503- A01, which are available on the Company’s website (www.genfit.com) and on the website of the

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	3

AMF (www.amf-france.org) and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”) including the Company’s 2019 Annual Report on Form 20-F filed with the SEC on May 27, 2020. In addition, even if the Company’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this document. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

CONTACT

GENFIT | Investors

Naomi EICHENBAUM – Investor Relations | Tel: +1 (617) 714 5252 | investors@genfit.com

PRESS RELATIONS | Media

Hélène LAVIN – Press relations | Tel: +333 2016 4000 | helene.lavin@genfit.com

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	4